SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934


                           For the month of June 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---
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FOR IMMEDIATE RELEASE
---------------------

Contacts in Brazil                         Contacts in New York
Ricardo Portugal Alves                     Richard Huber - rhuber@hfgcg.com
011-5541-222-2871                          Isabel Vieira - ivieira@hfgcg.com
ricardo.portugal@copel.com                 646-284-9413/9432

Solange Maueler
011-5541-331-4359
solange@copel.com


                   COPEL TO IMPLEMENT GRADUAL TARIFF INCREASE

Curitiba, Brazil, June 27, 2003- Companhia Paranaense de Energia - COPEL (NYSE:
ELP; LATIBEX: XCOP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, today announced that on June 23, 2003, The Brazilian power regulatory agency, ANEEL, passed Resolution 284, giving Copel authorization to adjust its tariffs by an average of 25.27%, effective June 24, 2003.

The Company will apply these tariff adjustments in stages, in order to reduce their impact on the energy consumers of Parana (avoiding consumption depression), lower the levels of delinquency, encourage timely payments, reward customers whose bills are not in arrears, and attract new consumers.

Presently, the Company is assessing the most suitable ways to implement this initiative, and will communicate its decisions as soon as they are reached.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  June 27, 2003

                                          By: /s/ Ronald Thadeu Ravedutti
                                              -------------------------------
                                              Name:  Ronald Thadeu Ravedutti
                                              Title: Principal Financial Officer